UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEGACY EDUCATION ALLIANCE, INC.

Full Name of Registrant

Former Name if Applicable

1490 N.E. Pine Island Road, Suite 5D

Address of Principal Executive Office (Street and Number)

Cape Coral, Florida 133909

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022. The Registrant expects to file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry Kostiner	(239)	542-0643
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For purposes of this Section (3) of Part IV, “we” and “our” refers to the Registrant.

Revenue

Revenue was $0.3 million for the three months ended March 31, 2022 compared to $2.6 million for the three months ended March 31, 2021. Revenue decreased $2.3 million or 88.5% during the three months ended March 31, 2022 compared to the same period in 2021. The decrease in revenue was mainly due to decreased attendance (i.e. fulfillment) of $0.4 million or 61.5% and decreases in recognition of revenue from expired contracts of $1.9 million or 98.1%. The decrease in attendance was due to a temporary suspension of live in-person events during the three months ended March 31, 2022. In addition, the decrease is attributed to contract fulfillment of $880.0 thousand for the three month ended March 31, 2021 to fulfill student contract obligations during the liquidation process.

Cash sales were $0.1 million for each of the three months ended March 31, 2022 and 2021. There was no change in cash sales due to the temporary suspension of live in-person events and ongoing student fulfillment in the North America segment.

Operating Expenses

Total operating costs and expenses were $0.8 million for the three months ended March 31, 2022 compared to $1.5 million for the three months ended March 31, 2021, a decrease of $0.7 million or 46.7%. The decrease was primarily due to a $0.3 million decrease in direct course expenses and a $0.4 million decrease in general and administrative expenses. These decreases were related to the temporary suspension of live in-person events and the ongoing impact of the COVID-19 pandemic.

Direct course expenses

Direct course expenses relate to our free preview workshops, basic and elite training, and individualized mentoring programs, consisting of instructor fees, facility costs, salaries, commissions and fees associated with our field representatives and related travel expenses. Direct course expenses were $0.1 million for the three months ended March 31, 2022 compared to $0.4 million for the three months ended March 31, 2021, a decrease of $0.3 million or 75.0%, which was related to decreases in sales and training compensation, due to the economic impact of the COVID-19 pandemic on consumers and the temporary suspension of live in-person events.

Advertising and sales expenses

We generally obtain most of our potential customers through internet-based advertising. Advertising and sales expenses consist of purchased media to generate registrations to our free preview workshops and costs associated with supporting customer recruitment. We obtain the majority of our customers through free preview workshops. Historically, these preview workshops are offered in various metropolitan areas in North America, United Kingdom, and other international markets. Prior to the actual workshop, we spend a significant amount of money in the form of advertising through various media channels. Today, we offer live online and on- demand trainings as the live in-person trainings have temporarily been suspended.

Advertising and sales expenses were $.01 million for the three months ended March 31, 2022 and 2021 resulting in no change due to COVID-19 pandemic restrictions and the suspension of live in-person events beginning December 2021. As a percentage of revenue, advertising and sales expenses were 30.9 % and 2.2% of revenue for the three months ended March 31, 2022 and 2021, an increase of 28.7%.

Royalty expenses

We are required to pay royalties under the licensing and related agreements pursuant to which we develop, market, and sell Rich Dad and Homemade Investor branded live seminars, training courses, and related products worldwide. There were no royalty expenses for the three months ended March 31, 2022 and 2021, respectively due to transitioning sales to our Building Wealth with Legacy TM.

General and administrative expenses

General and administrative expenses primarily consist of compensation, benefits, insurance, professional fees, facilities expenses and travel expenses for the corporate staff, as well as depreciation and amortization expenses. General and administrative expenses were $0.6 million for the three months ended March 31, 2022 compared to $1.0 million for the three months ended March 31, 2021, a decrease of $0.4 million, or 40%. The decrease in general and administrative expenses was partially a result a decrease in our personnel expenses due to retention in the amount of $0.1 million and a decrease of professional services of $0.2 million.

Income tax expense

We recorded income tax benefit of $136 thousand and income tax expense of $1.0 million for the three months ended March 31, 2022 and 2021, respectively. Our effective tax rate was 20.0% and 92.7%) for the three months ended March 31, 2022 and 2021, respectively. Our effective tax rates differed from the U.S. statutory corporate tax rate of 21.0%, primarily because of the mix of pre-tax income or loss earned in certain jurisdictions.

We record a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of March 31, 2022 and December 31, 2021, valuation allowances of $3.5 million and $3.5 million, respectively have been provided against net operating loss carryforwards and other deferred tax assets.

Net income (loss) from continuing operations

Net income (loss) from continuing operations was $(0.5) million or $(.02) per basic and diluted common share for the three months ended March 31, 2022 compared to net income from continuing operations of $.1 million or $0.00 per basic and diluted common share for the three months ended March 31, 2021, a decrease in net income from continuing operations of $.6 million or $.02 per basic and diluted common share.

Net income from discontinued operations

There was no Net income from discontinued operations for the three months ended March 31, 2022. Net income from discontinued operations for the three months ended March 31, 2021 of $0.2 million or $0.01 per basic and diluted common share, a decrease in net income from continuing operations of $0.2 million or $0.01 per basic and diluted common share.

Net Income

Net income (loss) was $(0.5) million or $(.02) per basic and diluted common share for the three months ended March 31, 2022, compared to a net income of $.3 million or $0.01 per basic and diluted common share for the three months ended March 31, 2021, a decrease in net income of $0.8 million or $0.03 per basic and diluted common share.

LEGACY EDUCATION ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2022	By:	/s/ Barry Kostiner
Barry Kostiner
Chairman and CEO